Exhibit (a)(1)(L)

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
PFE - Pfizer Inc at Morgan Stanley Global Healthcare Conference
EVENT DATE/TIME: SEPTEMBER 13, 2016 / 7:30PM GMT

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SEPTEMBER 13, 2016 / 7:30PM, PFE - Pfizer Inc at Morgan Stanley Global Healthcare Conference

CORPORATE PARTICIPANTS

Frank D’Amelio Pfizer, Inc. - EVP Business Operations, CFO

CONFERENCE CALL PARTICIPANTS

David Risinger Morgan Stanley - Analyst

QUESTIONS AND ANSWERS

Unidentified Audience Member

Hi, Frank. My question was, you’ve obviously done two deals, or announced two acquisitions, in the last three to six months or so. And I was hoping you can walk us through your thoughts on valuation and projected return on capital from each deal, which are different deals, actually, so from your perspective.

Frank D’Amelio - Pfizer, Inc. - EVP Business Operations, CFO

So, quite frankly, in the last year, if I go back to September of 2015, we’ve done a number of deals, but I’ll call out four. There was the Hospira deal, which was really to strengthen our Essential Health business. Then we did the Anacor deal, which was really to strengthen our Innovative business in inflammation and immunology. Hospira was really sterile injectables and biosimilars. We announced the Medivation deal, I think it was August 22. But late August, we announced the Medivation deal — obviously, an oncology play. I’ll come back to that in a minute. And then we announced the AstraZeneca anti-infectives, or we bought three of their products — Europe, primarily; two pipeline assets. So those are the four deals that we did.

If you look at all those deals, I think very consistent with our strategy in terms of wanting to do deals in key strategic priority therapeutic areas, bias being towards now or near-term revenue. So if you look at Medivation, we think about that in terms of if you look at our oncology hand, we have several products, the major product there being IBRANCE. XTANDI adds another nice tool to that three-legged stool, if you will. And then our strong hand, we believe in immuno-oncology.

In terms of valuations, obviously, every metric that you look at, I look at. So we look at accretion/dilution, we look at return on capital, I look at net present values, I look at internal rates of return. Obviously, I want to do deals that are creating nice IRRs and are positive on a return-on-capital basis. We believe all of these deals are. By the way, you recognize that I can run all kinds of analysis; time will tell. The actuals will ultimately tell.

You all saw the disclosure on Medivation. It was a very competitive process. Two other companies were in the 80s. One company was at $80.25; one company was at $80.00. We won that deal at $81.50, $14 billion. But clearly, we believe that that’s a deal that’s going to create value for our shareholders over time.

In terms of valuation, any metric that you name, I guarantee my team and I are looking at. We’re making sure that we believe that these are deals that are going to create value for our shareholders. One of the things I always say is that it’s easy to do deals; it’s not easy to do deals that create value for my shareholders. So, quite frankly, we’re doing deals that we believe are going to create value for our shareholders over time. We’ve been busy on the deal front. Okay? Please, David.

David Risinger - Morgan Stanley - Analyst

And now I have to read disclosures, so my apologies. So just quickly, I need to refer you to the disclaimers at www.morganstanley.com/researchdisclosures. And on behalf of Chuck Triano, I’d like to remind you that this discussion will include forward-looking statements from Pfizer and that actual plans and results could differ materially from those expressed or implied in the forward-looking statements. Factors that could cause differences are discussed in Pfizer’s and Medivation’s SEC filings. Also, the discussion of Pfizer’s pending transaction with

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SEPTEMBER 13, 2016 / 7:30PM, PFE - Pfizer Inc at Morgan Stanley Global Healthcare Conference

Medivation is for informational purposes only, and it’s not an offer to purchase, nor a solicitation of an offer to sell shares. Pfizer urges you to read the tender offer documents filed by them and the solicitation and recommended statement filed by Medivation on August 30, which are available on the SEC’s website.

David Risinger - Morgan Stanley - Analyst

Got it. And then going back to M&A, where you started the conversation, could you talk about Pfizer’s appetite for additional M&A for Innovative Health?

Frank D’Amelio - Pfizer, Inc. - EVP Business Operations, CFO

Sure. So I won’t repeat the first answer I gave to the audience’s question. I won’t do that. All I would say is on a going-forward basis — well, let me start with M&A, mergers and acquisitions. Business development is never in this strategy in and of itself. It’s always an enabler of our strategies.

So going forward, from my perspective, our compass hasn’t changed. Our compass, to the initial question I was asked, was we look to do deals that we believe will create shareholder value. Now, at the beginning of the year when we talked about M&A, there was a slight difference than what I just said, which was we had completed the Hospira deal, and so we said if we had a jump ball, if we were looking at multiple deals, and from a return perspective, from every perspective, it was a jump ball, the tie would go to the Innovative business.

But since then, we’ve now done Anacor, we’ve done Medivation, so we’ve done, we believe, some very good moves to strengthen what was already a very good hand in our Innovative business. So on a going-forward basis, that jump-ball example, in my mind, goes away, and it’s just whatever deals that we think will be good that will strengthen our portfolio on a going-forward basis, whether it’s Innovative or Essential Health, but starting with we like the hands we have in both of those businesses right now. We think the deals we’ve done have strengthened those portfolios very nicely.

Unidentified Audience Member

With the Medivation deal being funded with cash, going forward, what is your ability to repatriate even more cash for deals, or would you expect to be using the balance sheet for future M&A?

Frank D’Amelio - Pfizer, Inc. - EVP Business Operations, CFO

So the way I think about this is we want to finance deals in the most optimum way possible. So in terms of how I would finance deals going forward, I want to finance them in ways that minimize the cost to my shareholders. So to the extent that I can borrow — and by the way, we did a debt offering recently, a couple of months ago. I think we borrowed about $5 billion. All in, the all-in blended borrowing cost was about 2.1%. So call it 2% and change.

So if you were me and you can borrow it, call it low-single-digit percentages versus paying something that’s going to be orders of magnitude higher to repatriate, what would you do? So to me, so then the question becomes, what other factors do I look at relative to the capital structure of the Company? Credit ratings. If you look at the Medivation deal, after we announced the Medivation deal and we said we were going to pay that in cash, both rating agencies reaffirmed our credit ratings. So maybe I’ll run a few more numbers today just to finish this up.

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SEPTEMBER 13, 2016 / 7:30PM, PFE - Pfizer Inc at Morgan Stanley Global Healthcare Conference

So I mentioned we had $34 billion of cash and investments at the end of the second quarter. We had $34 billion of cash and investments. We had about $44 billion of debt. So call that negative $10 billion net debt. Put the Medivation deal in — $10 billion plus $14 billion is minus $24 billion. Then when we project out what our sources and uses of cash will be for the remainder of the year, we think at the end of the year, we’ll be net debt by give or take — give or take, give or take — about $20 billion. So when you look at that number, you look at our numbers, we clearly have continued capacity to do deals.

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Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking information related to Pfizer, Medivation and the proposed acquisition of Medivation by Pfizer that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition, Pfizer’s and Medivation’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Pfizer and Medivation, XTANDI and Medivation’s other pipeline assets, IBRANCE (palbociclib), and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Medivation’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Pfizer’s common stock and on Pfizer’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development, including the ability to sustain and increase the rate of growth in revenues for XTANDI despite increasing competitive, reimbursement and economic challenges; Medivation’s dependence on the efforts and funding by Astellas Pharma Inc. for the development, manufacturing and commercialization of XTANDI; the ability to meet anticipated trial commencement and completion dates and regulatory submission dates, as well as the possibility of unfavorable clinical trial results, including unfavorable new clinical data and additional analyses of existing clinical data; whether and when any drug applications may be filed in any jurisdictions for any additional indications for IBRANCE, XTANDI or for Medivation’s other pipeline assets; whether and when regulatory authorities may approve any such applications, which will depend on its assessment of the benefit-risk profile suggested by the totality of the efficacy and safety information submitted; decisions by regulatory authorities regarding labeling and other matters that could affect the availability or commercial potential of IBRANCE, XTANDI and Medivation’s other pipeline assets; and competitive developments.

A further description of risks and uncertainties relating to Pfizer and Medivation can be found in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2015 and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov. Pfizer does not assume any obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to buy Medivation stock is only being made pursuant to an Offer to Purchase and related tender offer materials. On August 30, 2016, Pfizer and its acquisition subsidiary filed a Tender Offer Statement on Schedule TO and Medivation filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer, each as may be amended or supplemented. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION. MEDIVATION STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MEDIVATION SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of Medivation stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Pfizer or Medivation. Copies of the documents filed with the SEC by Medivation are available free of charge on Medivation’s internet website at http://www.medivation.com or by contacting Medivation’s Investor Relations Department at (650) 218-6900. Copies of the documents filed with the SEC by Pfizer are available free of charge on Pfizer’s internet website at http://www.pfizer.com or by contacting Pfizer’s Investor Relations Department at (212) 733-2323.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Pfizer and Medivation each file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Pfizer or Medivation at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800- SEC-0330 for further information on the public reference room. Pfizer’s and Medivation’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.